UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. __

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Enumeral Biomedical Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

294017108

(CUSIP Number)

Michael D. Schwamm, Esquire

Duane Morris LLP

1540 Broadway

New York, NY 10036-4086; telephone: 212-692-1054

(Name, Address, and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 3, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 294017108

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Harris & Harris Group, Inc. I.R.S. I.D. No. 13-3119827
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,794,824 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,794,824 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 18.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

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CUSIP No. 294017108

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Daniel B. Wolfe, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,794,824 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,794,824 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 18.3% for Harris & Harris Group, Inc.
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Dr. Wolfe is a Managing Director of Harris & Harris Group, Inc. (“Harris”) and, as described in Item 5, is deemed to have shared voting power with other Managing Directors over the shares of the Issuer held by Harris. However, Dr. Wolfe disclaims beneficial ownership over such shares except as to his pecuniary interest in 325,651 shares. Reference is made to Item 2 to this Schedule 13D.

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CUSIP No. 294017108

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Douglas W. Jamison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,794,824 shares
	9	SOLE DISPOSITIVE POWER 9,794,824 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,794,824 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 18.3% for Harris & Harris Group, Inc.
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Mr. Jamison is a Managing Director of Harris & Harris Group, Inc. (“Harris”) and, as described in Item 5, is deemed to have shared voting power with other Managing Directors and sole dispositive power over the shares of the Issuer held by Harris. However, Mr. Jamison disclaims beneficial ownership over such shares except as to his pecuniary interest in 375,029 shares. Reference is made to Item 2 to this Schedule 13D.

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CUSIP No. 294017108

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Alexei Andreev
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,794,824 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,794,824 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 18.3% for Harris & Harris Group, Inc.
14	TYPE OF REPORTING PERSON (See Instructions) IN

Mr. Andreev is a Managing Director of Harris & Harris Group, Inc. (“Harris”) and, as described in Item 5, is deemed to have shared voting power with other Managing Directors over the shares of the Issuer held by Harris. However, Mr. Andreev disclaims beneficial ownership over such shares except as to his pecuniary interest in 301,576 shares. Reference is made to Item 2 to this Schedule 13D.

5

CUSIP No. 294017108

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Misti Ushio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,794,824 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,794,824 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 18.3% for Harris & Harris Group, Inc.
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Ms. Ushio is a Managing Director of Harris & Harris Group, Inc. (“Harris”) and, as described in Item 5, is deemed to have shared voting power with other Managing Directors over the shares of the Issuer held by Harris. However, Ms. Ushio disclaims beneficial ownership over such shares except as to his pecuniary interest in 292,602 shares. Reference is made to Item 2 to this Schedule 13D.

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Item 1.	Security and Issuer.

This statement relates to shares of the common stock, $.001 par value per share (the "Shares"), of Enumeral Biomedical Holdings, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 200 CambridgePark Drive, Suite 2000, Cambridge MA 02140.

Item 2.	Identity and Background.

(a) - (c)

This Statement is filed by Harris & Harris Group, Inc. (“Harris”), Daniel B. Wolfe, Douglas W. Jamison, Alexei Andreev and Misti Ushio. Messrs. Wolfe, Jamison, Andreev and Ms. Ushio are managing directors of Harris and, as such, may be deemed to have shared voting power and Mr. Jamison has sole dispositive power over the Shares owned by Harris, however each disclaims beneficial ownership over the Shares, except as to their pecuniary interest therein of 325,651, 375,029, 301,576 and 292,602 Shares, respectively. Each of the foregoing persons is sometimes referred to in this Schedule 13D as a "Reporting Person" and collectively as the "Reporting Persons." The principal business address of each Reporting Person is 1450 Broadway, 24th Floor, New York, NY 10018. None of the Reporting Persons is considered to be part of a group, and this Schedule 13D has been filed by the Reporting Persons as a joint filing pursuant to Rule 13d–1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Harris is a New York corporation, Messrs. Wolfe, Jamison and Ms. Ushio are citizens of the United States of America, and Mr. Andreev is a citizen of the Russian Federation.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to July 31, 2014, Harris owned the following securities of Enumeral Biomedical Corp. (“Enumeral”): (i) 979,502 shares of Enumeral common stock; (ii) 957,502 shares of Enumeral Series A Preferred Stock, (iii) 576,923 shares of Enumeral Series A-1 Preferred Stock, (iv) 724,138 shares of Enumeral Series A-2 Preferred Stock, (v) 470,588 shares of Enumeral Series B Preferred Stock and (vi) warrants to purchase 231,481 shares of Enumeral common stock.

On July 31, 2014, Enumeral merged (the “Merger”) with and into Enumeral Acquisition Corp., a wholly owned subsidiary of the Issuer. Enumeral was the surviving corporation in the Merger and became the Issuer’s wholly owned subsidiary. Pursuant to the Merger, all of the outstanding Enumeral stock was converted into Shares and all of the warrants that were exercisable into Enumeral common stock were converted into warrants that are exercisable into Shares.

Also on July 31, 2014, the Issuer closed a private placement offering (the “PPO”) of units at a purchase price of $1.00 per unit which consist of one Share and a warrant to purchase one Share. Harris purchased 1,500,000 units with its working capital.

Taking into account the Merger and the PPO, Harris owns directly 7,966,368 Shares and has the right to acquire 1,755,120 Shares upon the exercise of warrants that are exercisable within sixty days.

Additionally, on August 4, 2014, the Issuer granted Mr. Wolfe, as a director of the Issuer, options to acquire 80,000 Shares of which 73,336 Shares may be acquired upon the exercise of such options within 60 days. The option grant was issued to Mr. Wolfe by the Issuer pursuant to a compensatory incentive plan of the Issuer, however Mr. Wolfe has assigned the economic benefit of such options to Harris.

The foregoing description of the Merger and the PPO do not purport to be complete and are qualified in their entirety by reference to the full text of the Agreement and Plan of Merger and Reorganization and the Placement Agency Agreement, attached as Exhibits 2.1 and 10.6, respectively, to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2014, as amended (the “Form 8-K”), and is incorporated herein by reference.

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Item 4.	Purpose of the Transaction.

Harris acquired the Shares based on Harris' belief that the Shares, including the Enumeral shares which were converted into Shares, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to Harris, the availability of Shares at prices that would make the purchase of additional Shares desirable, or the market price at which Shares are then currently trading that would make the sale of Shares desirable (in either case, including market prices that may exist as a result of this filing or other filings by Harris), Harris may increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as Harris may deem advisable. Harris does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Harris intends to review its investment in the Issuer on a continuing basis and to engage in discussions with management and the Board of Directors of the Issuer, including Mr. Wolfe, concerning the business, operations, corporate governance and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities market and general economic and industry conditions, Harris may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation,

•	communicating privately or publicly with other stockholders, the Issuer's Board of Directors or other persons;

•	making proposals or director nominations to the Issuer;

•	soliciting proxies with respect to proposals or director nominees made by Harris;

•	supporting proposals or director nominations made by Harris or other stockholders;

•	purchasing additional Shares or selling some or all of their Shares; or

•	changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

The aggregate percentage of Shares reported owned by each person named herein is based upon 51,607,665 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed on March 19, 2015. As of April 3, 2015, Harris beneficially owned 9,794,824 Shares, constituting approximately 18.3% of the Shares outstanding, based on 51,607,665 Shares reported by the Issuer to be issued and outstanding as of March 16, 2015 in the Issuer’s Annual Report on Form 10-K filed on March 19, 2015. Messrs. Wolfe, Jamison, Andreev and Ms. Ushio are managing directors of Harris and a majority vote among the managing directors is required to vote the Shares. As such, each of Messrs. Wolfe, Jamison, Andreev and Ms. Ushio may be deemed to have shared voting, however each disclaims beneficial ownership over the Shares, except as to their pecuniary interest therein of 325,651, 375,029, 301,576 and 292,602 Shares, respectively. Mr. Jamison has sole dispositive power over the Shares owned by Harris.

(c) The information contained in Items 3 and 4 above is hereby incorporated herein by reference in its entirety.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-up Agreement

In connection with the Merger, Harris entered into a Lock-Up and No Shorting Agreement (the “Lock-Up Agreement”), whereby it is restricted for a period of 18 months after the Merger from making certain sales or dispositions of the Issuer’s Shares held by it immediately after the Merger, except in certain limited circumstances (the “Lock-Up”) and subject to termination with the written approval of the lead underwriter of any underwritten public offering of the Issuer’s securities with gross proceeds of $40,000,000 or more or upon the Harris’ ownership of less than five percent of the Issuer’s common stock.

Further, for the respective periods indicated above after the Merger, Harris has agreed in the Lock-Up Agreement to be subject to restrictions on engaging in certain transactions, including effecting or agreeing to effect short sales, whether or not against the box, establishing any “put equivalent position” with respect to the Issuer’s common stock, borrowing or pre-borrowing any Shares, or granting other rights (including put or call options) with respect to the Issuer’s common stock or with respect to any security that includes, relates to or derives any significant part of its value from the Issuer’s common stock, or otherwise seeks to hedge its position in the Issuer’s common stock, but in any of the foregoing events, excluding the pledge of the Issuer’s common stock as collateral for any bona fide loan, provided that the lender agrees in writing that the Issuer’s common stock subject to the Lock-Up will continue to be subject to the restrictions on transfer set forth in Lock-Up Agreement.

The Issuer has agreed that, following the second anniversary of the closing of the Merger, and upon the request of holders who collectively own at least 51% of the shares subject to Lock-Up, to promptly, but no later than 90 calendar days from the date of the notice, file a registration statement with the SEC covering up to 50% of the Shares issued in the Merger to such holders. The Issuer agreed to use its commercially reasonable efforts to ensure that such registration statement is declared effective within 180 calendar days of filing with the SEC. The Issuer is required to use its commercially reasonable efforts to keep the registration statement “evergreen” for nine months from the date it is declared effective by the SEC or until such time as none of the the holders subject to the Lock-Up are affiliates of the Issuer.

All descriptions of the Lock-Up Agreement herein are qualified in their entirety by reference to the text of the form of such document filed as an Exhibit 10.3, to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2014, as amended (the “Form 8-K”), and is incorporated herein by reference.

Item 7.	Material To Be Filed As Exhibits.

1. Agreement and Plan of Merger and Reorganization, dated as of July 31, 2014, by and among the Registrant, Acquisition Sub and Enumeral Biomedical Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2014, as amended).

2. Placement Agency Agreement, dated July 3, 2014, between the Registrant and EDI Financial, Inc., as amended by Amendment No. 1 dated as of July 21, 2014 (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2014, as amended).

3. Form of Lock-Up Agreement between the Registrant and the officers, directors and shareholders party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2014, as amended).

4. Joint Filing Agreement.

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 SIGNATURE

After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                           HARRIS & HARRIS GROUP, INC.

Date: April 3, 2015	By:	/s/ Daniel B. Wolfe
Daniel B. Wolfe
President and Chief Operating Officer

Date: April 3, 2015		/s/ Daniel B. Wolfe
Daniel B. Wolfe

Date: April 3, 2015		/s/ Douglas W. Jamison
Douglas W. Jamison

Date: April 3, 2015		/s/ Alexei Andreev
Alexei Andreev

Date: April 3, 2015		/s/ Misti Ushio
Misti Ushio

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JOINT FILING AGREEMENT

The undersigned, the Reporting Persons named in this Schedule 13D (the "Schedule 13D"), hereby agree that the Schedule 13D is filed on behalf of each of them and that each Reporting Person is responsible for the timely filing of any amendments to the Schedule 13D. Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in the Schedule 13D and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 3rd day of April, 2015.

                            HARRIS & HARRIS GROUP, INC.

By:	/s/ Daniel B. Wolfe
Daniel B. Wolfe
President and Chief Operating Officer

/s/ Daniel B. Wolfe
Daniel B. Wolfe

/s/ Douglas W. Jamison
Douglas W. Jamison

/s/ Alexei Andreev
Alexei Andreev

/s/ Misti Ushio
Misti Ushio